SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2007

UPM-KYMMENE CORPORATION

(Translation of registrant’s name into English)

Eteläesplanadi 2

FIN-00130 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

UPM-Kymmene Corporation Company Release April 24, 2007 at 12:00

UPM INTERIM REPORT 1 JANUARY - 31 MARCH 2007

Earnings per share excluding special items for the first quarter were EUR 0.25 (EUR 0.21 for the first quarter of 2006). EBITDA was EUR 418 million 16.6% of sales (EUR 386 million, 15.7%). Operating profit excluding special items was EUR 221 million (EUR 185 million). New Label Division was formed for self-adhesive label and RFID businesses.

Key figures

	Q1/ 2007	Q1/ 2006	Q1-Q4/ 2006
Sales, EUR million	2,519	2,460	10,022
EBITDA, EUR million 1)	418	386	1,678
% of sales	16.6	15.7	16.7
Operating profit, EUR million	221	170	536
excluding special items, EUR million	221	185	725
Profit before tax, EUR million	177	136	367
excluding special items, EUR million	177	151	550
Net profit for the period, EUR million	131	99	338
Earnings per share, EUR	0.25	0.19	0.65
excluding special items, EUR	0.25	0.21	0.80
Diluted earnings per share, EUR	0.25	0.19	0.65
Return on equity, %	7.3	5.5	4.6
excluding special items, %	7.3	6.1	5.7
Return on capital employed, %	7.9	5.9	4.7
excluding special items, %	7.9	6.4	6.2
Gearing ratio at end of period, %	57	67	56
Shareholders’ equity per share at end of period, EUR	13.38	13.48	13.90
Net interest-bearing liabilities at end of period, EUR million	4,023	4,768	4,048
Capital employed at end of period, EUR million	11,330	12,516	11,634
Capital expenditure, EUR million	193	177	699
Personnel at end of period	28,578	31,305	28,704

1)	EBITDA is operating profit before depreciation, amortization and impairment charges, excluding the change in value of biological assets, excluding the share of results of associated companies and joint ventures and special items.

Changes in reporting classifications

As of the beginning of 2007, the Converting Division consists only of UPM Raflatac and the division has been renamed as the Label Division. The sale of Walki Wisa is expected to be completed in the second quarter, and the unit is reported in Other Operations. Comparative periods have been regrouped accordingly.

Results

Q1 of 2007 compared with Q1 of 2006

Sales for the first quarter of 2007 were EUR 2,519 million, 2% higher than EUR 2,460 million in the first quarter of 2006.

Operating profit was EUR 221 million (EUR 170 million), 8.8% (6.9%) of sales. In the first quarter of 2007 there were no special items. In 2006 operating profit excluding special items was EUR 185 million, 7.5% of sales.

Operating profit increased as a result of improved utilisation of capacity and internal efficiency. Paper prices on average remained about the same; prices for newsprint and uncoated fine paper increased, while prices for magazine paper decreased. The good profitability of the label business continued. The improvement of profitability in wood products came mainly from sawmilling. Raw material costs, especially for wood and recycled fibre, increased. The impact of the increase was partly compensated by lower fixed costs.

The share of results of associated companies and joint ventures was EUR 21 million (EUR 26 million).

Profit before tax was EUR 177 million (EUR 136 million) and excluding special items EUR 177 million (EUR 151 million). Interest and other finance costs net were EUR 49 million (EUR 46 million). The average interest rate on borrowings increased; on the other hand, net interest-bearing liabilities were lower than a year ago. Exchange rate and fair value gains and losses and gains on available-for-sale investments resulted in a gain of EUR 5 million (EUR 12 million).

Income taxes were EUR 46 million (EUR 37 million). The effective tax rate was 26% (27%).

Profit for the first quarter was EUR 131 million (EUR 99 million) and earnings per share were EUR 0.25 (EUR 0.19). Earnings per share excluding special items were EUR 0.25 (EUR 0.21). Operating cash flow per share was EUR 0.36 (EUR 0.34).

Paper deliveries

Paper deliveries for the first three months were 2,753,000 tonnes, 5% higher than in 2006 (2,633,000 tonnes). Magazine paper deliveries were 1,155,000 tonnes (1,098,000 tonnes), newsprint 630,000 tonnes (654,000 tonnes) and fine and speciality papers 968,000 tonnes (881,000 tonnes).

Financing

Cash flow from operating activities, before capital expenditure and financing, was EUR 187 million (EUR 180 million). The increase in net working capital amounted to EUR 145 million (EUR 72 million).

The gearing ratio at 31 March was 57% (67% at 31 March 2006). Equity to assets ratio at 31 March was 48.4% (44.8%). Net interest-bearing liabilities at the end of the period were EUR 4,023 million (EUR 4,768 million).

Personnel

In the first quarter, UPM had an average of 28,558 employees (31,323 employees). At the beginning of the year the number of employees was 28,704 and at the end of the period 28,578.

Capital expenditure

During the first three months, gross capital expenditure was EUR 193 million, 7.7% of sales (EUR 177 million, 7.2% of sales).

The power plant investment at the Chapelle Darblay mill in France was completed during the first quarter. The biofuel-powered boiler improves biomass utilisation at the mill. The total investment cost was EUR 75 million.

At the Jämsänkoski mill, the coated magazine paper machine 4 was shut down for conversion to label papers. The project is scheduled for completion in the second quarter of 2007. The largest ongoing investment, the rebuild of the recovery plant at the Kymi pulp mill, is proceeding according to plan.

In Uruguay, UPM’s associated company, Oy Metsä-Botnia Ab, is constructing a pulp mill with an annual capacity of 1 million tonnes. The construction is on schedule for a Q3/2007 start-up.

Changes in the Group’s structure

In February 2007, UPM announced the sale of Walki Wisa to funds managed by CapMan. UPM estimates the sale to result in a capital gain of EUR 25 million. The transaction is expected to be completed in the second quarter of 2007. In 2006 Walki Wisa had sales of EUR 287 million and it employed about 950 people.

After the balance sheet date in April, UPM signed an agreement on the sale of UPM-Asunnot Oy to Waterhouse Real Estate Investment Oy. A capital gain of around EUR 35 million is estimated on the sale. The transaction is estimated to be concluded in the second quarter of 2007. UPM-Asunnot Oy owns around 2,000 rental apartments and employs 15 people.

Shares

In the first quarter of 2007, UPM shares worth, in total, EUR 4,267 million were traded on the Helsinki Stock Exchange (EUR 5,168 million). The highest quotation was EUR 20.59 in February and the lowest EUR 18.73 in March. On the New York Stock Exchange, the company’s shares were traded to a total value of USD 57 million (90 million).

The Annual General Meeting held on 27 March 2007 approved a proposal by the Board of Directors to authorise the Board to buy back not more than 52,000,000 own shares. The authorisation is valid for 18 months. The meeting authorized the board to decide on the disposal of shares so acquired as well as on an issue of shares free of payment to the company itself so that the total number of shares to be issued to the company combined with the number of own shares bought back under the buy-back authorization may not exceed 1/10 of the total number of shares of the company. These authorisations will remain valid for three years from the date of the decision of the Annual General Meeting.

Additionally, the meeting authorised the Board of Directors to decide to issue shares and special rights entitling to shares of the company. The number of new shares to be issued, including the shares to be obtained under special rights, will be no more than 250,000,000. Of that amount, the maximum number that can be issued to the company’s shareholders based on their pre-emptive rights is 250,000,000 shares and the maximum amount that can be issued deviating from the shareholders’ pre-emptive rights in a directed share issue is 100,000,000 shares. The maximum number of new shares to be issued as part of the company’s incentive programmes is 5,000,000 shares. This authorisation is valid for no more than three years from the date of the decision.

The meeting also decided on granting share options in connection with the company’s share-based incentive plans. In the option programmes 2007 A, B and C, the total number of share options is no more than 15,000,000, and they will entitle to subscribe in total for no more than 15,000,000 new shares of the company.

In the first quarter of 2007, 2,600 shares were subscribed for through exercising of outstanding share options. The number of shares entered in the Trade Register at 31 March 2007 was 523,262,030. Through the issuance authorisation and share options, the number of shares may increase to a maximum of 812,451,130.

At the end of the period, the company did not hold any of its own shares.

Apart from the above, the Board of Directors has no current authorisation to issue shares, convertible bonds or share options.

Dividend

The Annual General Meeting of 27 March 2007 approved the Board’s proposal to pay a dividend of EUR 0.75 per share for the 2006 financial year. The total dividend of EUR 392 million was debited from shareholders’ equity and credited to short-term non-interest-bearing liabilities at the end of March. The dividend was paid on 10 April 2007.

Company directors

The Annual General Meeting of 27 March 2007 confirmed that the number of members on the Board of directors is 11. Mr Veli-Matti Reinikkala, Head of Process Automation Division of ABB, and Mr Jussi Pesonen, President and CEO of UPM, were elected to the Board of Directors as new members. In addition, Mr Michael C. Bottenheim, LL.M., MBA; Mr Berndt Brunow, President and CEO of Oy Karl Fazer Ab; Mr Karl Grotenfelt, LL.M., Chairman of the Board of Directors of Famigro Oy; Dr. Georg Holzhey, former Executive Vice President of UPM and Director of G. Haindl’sche Papierfabriken KGaA; Ms Wendy E. Lane, Chairman of American investment firm Lane Holdings, Inc; Mr Jorma Ollila, Chairman of Nokia Corporation and Royal Dutch Shell plc; Ms Ursula Ranin, LL.M., B.Sc. (Econ.), Ms Françoise Sampermans, B.A., Psych., Publishing Consultant and Mr Vesa Vainio, LL.M., were re-elected members of the Board of Directors. The term of office of the members of the Board of Directors lasts until the end of the next Annual General Meeting.

At the assembly meeting of the Board of Directors, Mr Vesa Vainio was re-elected as Chairman, and Mr Jorma Ollila and Mr Berndt Brunow were re-elected as Vice Chairmen. In addition, the Board of Directors elected from its members an Audit Committee with Mr Michael C. Bottenheim as Chairman, and Ms Wendy E. Lane and Mr Veli-Matti Reinikkala as members. A Human Resources Committee was elected with Mr Berndt Brunow as Chairman, and Mr Georg Holzhey, Ms Ursula Ranin and Ms Françoise Sampermans as members. Furthermore, a Nominating and Corporate Governance Committee was elected with Mr Jorma Ollila as Chairman, and Mr Karl Grotenfelt and Mr Georg Holzhey as members.

Litigation

The competition authorities are continuing investigations into alleged antitrust activities with respect to various products of the company. The investigations started in 2003. The U.S. Department of Justice, the EU authorities and the authorities in several EU Member States, Canada and certain other countries have granted UPM conditional full immunities with respect to certain conduct disclosed to the authorities. The investigations of the U.S. labelstock industry and European fine paper, newsprint, magazine paper, label paper and self-adhesive labelstock markets have been closed by the U.S. Department of Justice and the European Commission competition authority.

UPM has been named as a defendant in multiple class-action lawsuits against labelstock and magazine paper manufacturers in the United States. The remaining litigation matters may last several years. No provisions have been made in relation to these investigations.

Events after the balance sheet date

With the exception of the sale of UPM-Asunnot Oy, the Group’s management is not aware of any other significant events occuring after 31 March 2007 which would have had an impact on the financial statements.

Outlook for the second quarter

In Europe, demand for printing papers is forecast to grow from the corresponding quarter of last year, while in North America demand is expected to decrease. Strong growth in demand is expected to continue in the emerging markets. UPM estimates its paper deliveries to increase from last year and average price for all paper deliveries to be about the same as in the first quarter of 2007.

Demand for self-adhesive label materials is forecast to continue to grow in all markets, and prices are expected to remain stable.

In wood products, strong demand for plywood and sawn timber will continue during the second quarter.

Increase in wood cost and possible lack of sufficient supply of wood raw material may result in less optimal use of capacity.

The company’s overall cost inflation is estimated to remain at the level of 1-2%, including expected cost savings from the ongoing profitability programme.

Divisional reviews

Magazine Papers

	Q1/ 2007	Q4/ 2006	Q3/ 2006	Q2/ 2006	Q1/ 2006	Q1-Q4/ 2006
Sales, EUR million	793	905	861	817	771	3,354
EBITDA, EUR million 1)	113	157	155	145	113	570
% of sales	14.2	17.3	18.0	17.7	14.7	17.0
Depreciation, amortization and impairment charges, EUR million	-86	-88	-209	-210	-97	-604
Operating profit, EUR million	27	75	-62	-85	16	-56
% of sales	3.4	8.3	-7.2	-10.4	2.1	-1.7
Special items, EUR million 2)	—	6	-126	-133	—	-253
Operating profit excl. special items, EUR million	27	69	64	48	16	197
% of sales	3.4	7.6	7.4	5.9	2.1	5.9
Deliveries, 1,000 t	1,155	1,288	1,227	1,148	1,098	4,761

1)	EBITDA is operating profit before depreciation, amortization and impairment charges and excluding special items.
2)	Special items in the second quarter 2006 include personnel charges of EUR 20 million related to the profitability programme, and impairment charges of EUR 113 million related to the closure of the Voikkaa paper mill. In the third quarter, special items include personnel charges of EUR 8 million and impairment charges of EUR 3 million at Voikkaa, and impairment charges of EUR 115 million for Miramichi. In the fourth quarter, special items relate primarily to the capital gain on the sale of Rauma power plant.

Q1 of 2007 compared with Q1 of 2006

Operating profit, excluding special items, for Magazine Papers was EUR 27 million (EUR 16 million). Sales increased from EUR 771 million to EUR 793 million. Paper deliveries had a volume of 1,155,000 (1,098,000) tonnes.

Fixed costs were lower, internal efficiency improved and delivery volumes increased but profitability of the division remained unchanged due to a decline in paper prices. Average price for all magazine paper deliveries translated into euros was over 4% lower than a year ago. In Europe, the price for magazine paper decreased by about 2%.

Market review

During the first three months of the year, magazine paper demand in Europe continued to be good, driven by a strong increase in demand in Eastern Europe. Coated magazine paper demand increased by about 3% and that for uncoated magazine paper by about 5% compared with the same period in 2006. Export of magazine paper from Europe decreased compared with the previous year. In North America, demand for coated magazine paper decreased slightly, while the figure for uncoated magazine paper increased by about 5%. Average market price for magazine papers in Europe was down from last year. In North America, prices decreased by about 9%.

Newsprint

	Q1/ 2007	Q4/ 2006	Q3/ 2006	Q2/ 2006	Q1/ 2006	Q1-Q4/ 2006
Sales, EUR million	348	380	360	351	345	1,436
EBITDA, EUR million 1)	92	89	98	86	72	345
% of sales	26.4	23.4	27.2	24.5	20.9	24.0
Depreciation, amortization and impairment charges, EUR million	-48	-48	-48	-47	-47	-190
Operating profit, EUR million	44	39	50	34	25	148
% of sales	12.6	10.3	13.9	9.7	7.2	10.3
Special items, EUR million 2)	—	-2	—	-5	—	-7
Operating profit excl. special items, EUR million	44	41	50	39	25	155
% of sales	12.6	10.8	13.9	11.1	7.2	10.8
Deliveries, 1,000 t	630	697	666	660	654	2,677

1)	EBITDA is operating profit before depreciation, amortization and impairment charges and excluding special items.
2)	The special items booked for 2006 relate mainly to the profitability programme.

Q1 of 2007 compared with Q1 of 2006

Operating profit, excluding special items, for Newsprint increased from EUR 25 million to EUR 44 million. Sales were EUR 348 million (EUR 345 million). Paper deliveries were 630,000 tonnes (654,000 tonnes).

The main contributor to the improved profitability was the higher price of newsprint. The start-up of the new biofuel power plants at the Shotton and Chapelle Darblay mills lowered energy costs. On the other hand, the price of recycled paper was higher than a year ago. Average price for all newsprint deliveries translated into euros was almost 5% up from the corresponding period in 2006.

Market review

In Europe, demand for standard and improved newsprint was almost the same as in the first quarter of last year. Net exports from Western Europe decreased. In Europe, average market price for standard newsprint was about 4% up. In the other markets, with the exception of North America, demand increased but prices were lower than in the same period last year.

Fine and Speciality Papers

	Q1/2007	Q4/2006	Q3/2006	Q2/2006	Q1/2006	Q1-Q4/2006
Sales, EUR million	699	667	626	627	640	2,560
EBITDA, EUR million 1)	85	104	106	76	82	368
% of sales	12.2	15.6	16.9	12.1	12.8	14.4
Depreciation, amortization and impairment charges, EUR million	-53	-56	-55	-71	-55	-237
Operating profit, EUR million	32	44	50	-13	27	108
% of sales	4.6	6.6	8.0	-2.1	4.2	4.2
Special items, EUR million 2)	—	-3	-2	-36	—	-41
Operating profit excl. special items, EUR million	32	47	52	23	27	149
% of sales	4.6	7.0	8.3	3.7	4.2	5.8
Deliveries, 1,000 t	968	907	878	884	881	3,550

1)	EBITDA is operating profit before depreciation, amortization and impairment charges and excluding special items.
2)	In 2006, special items include personnel and impairment charges related to the profitability programme.

Q1 of 2007 compared with Q1 of 2006

Operating profit, excluding special items, for Fine and Speciality Papers was EUR 32 million (EUR 27 million). Sales increased from EUR 640 million to EUR 699 million. Paper deliveries were 968,000 (881,000) tonnes.

Increased operating efficiency and higher uncoated fine paper prices had a positive effect on the profitability of the division. However, prices for certain raw materials, especially for chemical pulp, rose compared with the first quarter of 2006. Average price for all fine and speciality paper deliveries translated into euros remained about the same.

Market review

In Europe, demand for coated fine paper increased by about 2% compared with the same period last year. Demand for uncoated fine paper increased slightly. Good demand for label and packaging papers continued. In Europe, average market price for coated fine paper was about the same as in the first quarter of 2006. Average market price for uncoated fine paper increased by about 4%. In Asia, demand and prices for fine paper increased from last year.

Label Materials

	Q1/2007	Q4/2006	Q3/2006	Q2/2006	Q1/2006	Q1-Q4/2006
Sales, EUR million	261	251	240	245	251	987
EBITDA, EUR million 1)	26	25	20	24	24	93
% of sales	10.0	10.0	8.3	9.8	9.6	9.4
Depreciation, amortization and impairment charges, EUR million	-8	-8	-9	-8	-7	-32
Operating profit, EUR million	18	17	11	16	17	61
% of sales	6.9	6.8	4.6	6.5	6.8	6.2
Special items, EUR million	—	—	—	—	—	—
Operating profit excl. special items, EUR million	18	17	11	16	17	61
% of sales	6.9	6.8	4.6	6.5	6.8	6.2

1)	EBITDA is operating profit before depreciation, amortization and impairment charges and excluding special items.

Q1 of 2007 compared with Q1 of 2006

Operating profit, excluding special items, for the Label Division was EUR 18 million (EUR 17 million). Sales increased by 4% from EUR 251 million to EUR 261 million.

The profitability of the division continued to be good. Delivery volumes grew in the European and North American markets. In Asia, volumes increased after the start-up of the new factory in China at the end of 2006. The average price of label materials in local currencies remained stable. There were no marked changes in raw material prices.

Market review

During the first months of the year in Europe and North America, good demand for label materials continued. At the beginning of the year the growth rate of demand was somewhat lower compared with last year, but the markets picked-up towards the end of the quarter. A strong increase in demand continued in Asia.

Wood Products

	Q1/2007	Q4/2006	Q3/2006	Q2/2006	Q1/2006	Q1-Q4/2006
Sales, EUR million	314	287	310	378	346	1,321
EBITDA, EUR million 1)	42	24	22	33	25	104
% of sales	13.4	8.4	7.1	8.7	7.2	7.9
Depreciation, amortization and impairment charges, EUR million	-10	-10	-11	-11	-11	-43
Operating profit, EUR million	32	14	104	22	4	144
% of sales	10.2	4.9	33.5	5.8	1.2	10.9
Special items, EUR million 2)	—	—	93	—	-10	83
Operating profit excl. special items, EUR million	32	14	11	22	14	61
% of sales	10.2	4.9	3.5	5.8	4.0	4.6
Deliveries, plywood 1,000 m3	255	243	205	232	251	931
Deliveries, sawn timber 1,000 m3	587	598	517	622	580	2,317

1)	EBITDA is operating profit before depreciation, amortization and impairment charges and excluding special items.
2)	Special items in the first quarter 2006 include a loss of EUR 10 million from the sale of the Loulay plywood mill, and in the third quarter, a capital gain of EUR 93 million on the sale of Puukeskus.

Q1 of 2007 compared with Q1 of 2006

Operating profit, excluding special items, for Wood Products increased from EUR 14 million to EUR 32 million. Sales came to EUR 314 million (EUR 346 million). Excluding Puukeskus Oy, which was sold in August 2006, sales increased from the first quarter of 2006. Plywood deliveries were 255,000 (251,000) cubic metres and sawn timber deliveries 587,000 (580,000) cubic metres.

The profitability of the division improved despite increased raw material costs and weakened availability of logs. The profitability of plywood continued to be good, and sawmilling clearly improved its profitability from last year.

Market review

During the first quarter, birch and spruce plywood demand continued strong in all markets. Plywood prices were slightly higher than a year ago. The markets for veneers and further processed goods were solid. Redwood and whitewood sawn timber demand continued to strengthen and prices increased. The supply of logs tightened due to higher demand that caused an increase in the cost of wood raw material.

Other Operations

EUR million	Q1/2007	Q4/2006	Q3/2006	Q2/2006	Q1/2006	Q1-Q4/2006
Sales 1)	234	224	206	189	204	823
EBITDA 2)	60	69	27	33	70	199
Depreciation, amortization and impairment charges	-10	-9	-9	-9	-5	-32
Operating profit
Forestry 3)	28	23	20	-82	20	-19
Energy Department, Finland	28	36	—	18	40	94
Other and eliminations	-9	-10	-18	28	-5	-5
Operating profit, total	47	49	2	-36	55	70
Special items, EUR million 4)	—	-6	-1	41	-5	29
Operating profit excl. special items, MEUR	47	55	3	-77	60	41

1)	Includes sales outside the Group.
2)	EBITDA is operating profit before depreciation, amortization and impairment charges and excluding the change in value of biological assets and special items.
3)	The second quarter of 2006 includes a decrease of EUR 102 million in the fair value of biological assets and wood harvested.
4)	Special items in 2006 include in the first quarter the donation of EUR 5 million to a UPM-Kymmene Cultural Foundation, and in the second quarter the capital gain of EUR 41 million for the sale of the Group head office real estate.

Q1 of 2007 compared with Q1 of 2006

Excluding special items, operating profit for Other Operations was EUR 47 million (EUR 60 million). Sales were EUR 234 million (EUR 204 million).

The operating profit of Forestry was EUR 28 million (EUR 20 million). The increase in the fair value of biological assets (growing trees) was EUR 23 million (EUR 16 million). The cost of wood raw material harvested from the Group’s forests was EUR 26 million (EUR 21 million). Fellings from the Group’s own forests increased as planned to compensate shortage in wood supply.

The operating profit of the Energy Department in Finland was EUR 28 million (EUR 40 million). Hydropower availability was good as the water reservoirs in the Nordic countries returned to their normal levels for the season. The price of electricity at Nord Pool was significantly lower than in the corresponding period a year ago.

Associated companies and joint ventures

EUR million	Q1/2007	Q4/2006	Q3/2006	Q2/2006	Q1/2006	Q1-Q4/2006
Share of result after tax
Oy Metsä-Botnia Ab	21	18	24	13	14	69
Pohjolan Voima Oy	—	-9	-7	-5	7	-14
Other	—	—	1	—	5	6
Total	21	9	18	8	26	61

Deliveries

	Q1/2007	Q4/2006	Q3/2006	Q2/2006	Q1/2006	Q1-Q4/2006
Paper deliveries
Magazine papers, 1,000 t	1,155	1,288	1,227	1,148	1,098	4,761
Newsprint, 1,000 t	630	697	666	660	654	2,677
Fine and speciality papers, 1,000 t	968	907	878	884	881	3,550
Paper deliveries total	2,753	2,892	2,771	2,692	2,633	10,988
Wood products deliveries
Plywood 1,000 m3	255	243	205	232	251	931
Sawn timber 1,000 m3	587	598	517	622	580	2,317

Helsinki, 24 April 2007

UPM-Kymmene Corporation

Board of Directors

This Interim Report is unaudited

Financial information

Consolidated income statement

EUR million	Q1/ 2007	Q1/ 2006	Q1-Q4/ 2006
Sales	2,519	2,460	10,022
Other operating income	18	41	231
Costs and expenses	-2,119	-2,130	-8,514
Change in fair value of biological assets and wood harvested	-3	-4	-126
Share of results of associated companies and joint ventures	21	26	61
Depreciation, amortization and impairment charges	-215	-223	-1,138
Operating profit	221	170	536
Gains/losses on available-for-sale investments, net	2	—	-2
Exchange rate and fair value gains and losses	3	12	18
Interest and other finance costs	-49	-46	-185
Profit before tax	177	136	367
Income taxes	-46	-37	-29
Profit for the period	131	99	338
Attributable to:
Equity holders of the parent company	131	99	340
Minority interest	—	—	-2
	131	99	338
Basic earnings per share, EUR	0.25	0.19	0.65
Diluted earnings per share, EUR	0.25	0.19	0.65

Condensed consolidated balance sheet

EUR million	31.03. 2007	31.03. 2006	31.12. 2006
ASSETS
Non-current assets
Goodwill	1,514	1,514	1,514
Other intangible assets
Property, plant and equipment	6,435	7,224	6,500
Biological assets	1,027	1,168	1,037
Investments in associated companies and joint ventures	1,175	1,044	1,177
Deferred tax assets	360	345	362
Other non-current assets	281	375	304
	11,227	12,246	11,355
Current assets
Inventories	1,273	1,312	1,255
Trade and other receivables	1,699	1,741	1,660
Cash and cash equivalents	200	531	199
	3,172	3,584	3,114
Assets held for sale	157	7	—
Total assets	14,556	15,837	14,469

EQUITY AND LIABILITIES
Equity attributable to the equity holders of the parent company
Share capital	890	890	890
Share premium reserve	826	826	826
Fair value and other reserves	178	212	189
Retained earnings	5,106	5,123	5,366
	7,000	7,051	7,271
Minority interest	18	21	18
Total equity	7,018	7,072	7,289
Non-current liabilities
Deferred tax liabilities	781	900	790
Non-current interest-bearing liabilities	3,238	4,380	3,353
Other non-current liabilities	600	641	627
	4,619	5,921	4,770
Current liabilities
Current interest-bearing liabilities	1,068	1,063	992
Trade and other payables	1,809	1,769	1,418
	2,877	2,832	2,410
Liabilities related to assets held for sale	42	12	—
Total liabilities	7,538	8,765	7,180
Total equity and liabilities	14,556	15,837	14,469

Consolidated statement of changes in equity

	Attributable to equity holders of the parent
EUR million	Share capital	Treasury shares	Translation differences	Share premium reserve	Fair value and other reserves	Retained earnings
Balance at 1 January 2006	890	-3	-34	826	233	5,415
Transactions with equity holders
Reissuance of treasury shares	—	3	—	—	—	1
Share-based compensation	—	—	—	—	2	—
Dividend paid	—	—	—	—	—	-392
Income and expenses recognised directly in equity
Translation differences	—	—	-22	—	—	—
Net investment hedge, net of tax	—	—	7	—	—	—
Cash flow hedges
recorded in equity net of tax,	—	—	—	—	17	—
transferred to income statement, net of tax	—	—	—	—	9	—
Available-for-sale investments
transferred to income statement, net of tax	—	—	—	—	—	—
Profit for the period	—	—	—	—	—	99
Balance at 31 March 2006	890	—	-49	826	261	5,123
Balance at 1 January 2007	890	—	-89	826	278	5,366
Transactions with equity holders
Share-based compensation	—	—	—	—	1	—
Dividend paid	—	—	—	—	—	-392
Income and expenses recognised directly in equity
Translation differences	—	—	-11	—	—	—
Other Items	—	—	—	—	—	1
Cash flow hedges
recorded in equity, net of tax	—	—	—	—	9	—
transferred to income statement, net of tax	—	—	—	—	-8	—
Available-for-sale investments
transferred to income statement, net of tax	—	—	—	—	-2	—
Profit for the period	—	—	—	—	—	131
Balance at 31 March 2007	890	—	-100	826	278	5,106

EUR million	Total	Minority interest	Equity total
Balance at 1 January 2006	7,327	21	7,348
Transactions with equity holders
Reissuance of treasury shares	4	—	4
Share-based compensation	2	—	2
Dividend paid	-392	—	-392
Income and expenses recognised directly in equity
Translation differences	-22	—	-22
Net investment hedge, net of tax	7	—	7
Cash flow hedges	17	—	17
recorded in equity, net of tax	9	—	9
transferred to income statement, net of tax
Available-for-sale investments transferred to income statement, net of tax	—	—	—
Profit for the period	99	—	99
Balance at 31 March 2006	7,051	21	7,072
Balance at 1 January 2007	7,271	18	7,289

Transactions with equity holders
Share-based compensation	1	—	1
Dividend paid	-392	—	-392
Income and expenses recognised directly in equity
Translation differences	-11	—	-11
Other Items	1	—	1
Cash flow hedges	9	—	9
recorded in equity, net of tax	-8	—	-8
transferred to income statement, net of tax
Available-for-sale investments transferred to income statement, net of tax	-2	—	-2
Profit for the period	131	—	131
Balance at 31 March 2007	7,000	18	7,018

Condensed consolidated cash flow statement

EUR million	Q1/ 2007	Q1/ 2006	Q1-Q4/ 2006
Cash flow from operating activities
Profit for the period	131	99	338
Adjustments, total	273	220	1,195
Change in working capital	-145	-72	21
Cash generated from operations	259	247	1,554
Finance costs, net	-24	-33	-180
Income taxes paid	-48	-34	-159
Net cash from operating activities	187	180	1,215

Cash flow from investing activities
Acquisitions and share purchases	-2	-33	-68
Purchases of intangible and tangible assets	-201	-151	-635
Asset sales and other investing cash flow	21	69	389
Net cash used in investing activities	-182	-115	-314

Cash flow from financing activities
Change in loans and other financial items	-3	215	-559
Dividends paid	—	—	-392
Net cash used in financing activities	-3	215	-951
Change in cash and cash equivalents	2	280	-50
Cash and cash equivalents at beginning of period	199	251	251
Foreign exchange effect on cash	—	—	-2
Change in cash and cash equivalents	2	280	-50
Cash and cash equivalents at end of period	201	531	199
Operating cash flow per share, EUR	0.36	0.34	2.32

Quarterly information

EUR million	Q1/ 2007	Q4/ 2006	Q3/ 2006	Q2/ 2006	Q1/ 2006	Q1-Q4/ 2006
Sales by segment
Magazine Papers	793	905	861	817	771	3,354
Newsprint	348	380	360	351	345	1,436
Fine and Speciality Papers	699	667	626	627	640	2,560
Label Materials	261	251	240	245	251	987
Wood Products	314	287	310	378	346	1,321
Other Operations	234	224	206	189	204	823
Internal sales	-130	-131	-108	-123	-97	-459
Sales, total	2,519	2,583	2,495	2,484	2,460	10,022

Operating profit by segment
Magazine Papers	27	75	-62	-85	16	-56
Newsprint	44	39	50	34	25	148
Fine and Speciality Papers	32	44	50	-13	27	108
Label Materials	18	17	11	16	17	61
Wood Products	32	14	104	22	4	144
Other Operations	47	49	2	-36	55	70
Share of results of associated companies and joint ventures	21	9	18	8	26	61
Operating profit (loss), total	221	247	173	-54	170	536
% of sales	8.8	9.6	6.9	-2.2	6.9	5.3
Gains on available-for-sale investments, net	2	-2	—	—	—	-2
Exchange rate and fair value gains and losses	3	4	-3	5	12	18
Interest and other finance costs, net	-49	-46	-41	-52	-46	-185
Profit (loss) before tax	177	203	129	-101	136	367
Income taxes	-46	-8	18	-2	-37	-29
Profit (loss) for the period	131	195	147	-103	99	338
Basic earnings per share, EUR	0.25	0.37	0.29	-0.20	0.19	0.65
Diluted earnings per share, EUR	0.25	0.38	0.28	-0.20	0.19	0.65
Average number of shares basic (1,000)	523,261	523,258	523,256	523,256	523,108	523,220
Average number of shares diluted (1,000)	527,086	526,416	525,938	525,874	525,936	526,041

Special items in operating profit.

Special items in operating profit are specified in the divisional reviews on pages 5-8.

Magazine Papers	—	6	-126	-133	—	-253
Newsprint	—	-2	—	-5	—	-7
Fine and Speciality papers	—	-3	-2	-36	—	-41
Label Materials	—	—	—	—	—	—
Wood Products	—	—	93	—	-10	83
Other Operations	—	-6	-1	41	-5	29
Share of results of associated companies and joint ventures	—	—	—	—	—	—
Special items in operating profit, total	—	-5	-36	-133	-15	-189
Special items after operating profit	—	6	—	—	—	6
Special items reported in taxes	—	35	20	-29	—	26
Special items, total	—	36	-16	-162	-15	-157
Operating profit, excluding special items	221	252	209	79	185	725
% of sales	8.8	9.8	8.4	3.2	7.5	7.2
Profit before tax, excluding special items	177	202	165	32	151	550
% of sales	7.0	7.8	6.6	1.3	6.1	5.5
Earnings per share, excluding special items, EUR	0.25	0.30	0.25	0.04	0.21	0.80
Return on equity excl. special. items, %	7.3	8.7	7.2	1.1	6.1	5.7
Return of capital empl. excl. special items, %	7.9	8.7	7.1	2.7	6.4	6.2

Changes in property, plant and equipment

EUR million	Q1/ 2007	Q1/ 2006	Q1-Q4/ 2006
Book value at beginning of period	6,500	7,316	7,316
Acquired companies	—	—	—
Capital expenditure	181	144	604
Decreases	-12	-19	-325
Depreciation and impairment charges	-195	-206	-1,039
Translation difference and other changes	-39	-11	-56
Book value at end of period	6,435	7,224	6,500

Commitments and contingencies

EUR million	31.03.2007	31.03.2006	31.12.2006
Own commitments Mortgages	94	94	92
On behalf of associated companies and joint ventures Guarantees for loans	11	19	12
On behalf of others
Guarantees for loans	1	2	1
Other guarantees	5	6	5
Other own commitments
Leasing commitments for the next 12 months	26	23	23
Leasing commitments for subsequent periods	94	72	94
Other commitments	80	69	69

Capital commitments

EUR million	Completion	Total cost	By 31.12.2006	Q1/ 2007	After 31.3.2007
Pulp mill rebuild, Kymi	June 2008	325	25	77	223
New USA mill, UPM Raflatac, Dixon	March 2008	88	8	9	71
New Bioboiler, Caledonian	September 2009	72	—	—	72
PM5 quality upgrade, Jämsänkoski	June 2008	38	—	—	38
PM4, rebuild, Jämsänkoski	May 2007	45	11	13	21

Notional amounts of derivative financial instruments

EUR million	31.03.2007	31.03.2006	31.12.2006
Currency derivatives
Forward contracts	3,968	4,440	4,293
Options, bought	3	10	20
Options, written	3	10	10
Swaps	565	577	570
Interest rate derivatives
Forward contracts	2,851	3,193	2,500
Swaps	2,542	2,743	2,566
Other derivatives
Forward contracts	12	20	13
Swaps	12	31	16

Related party (associated companies and joint ventures) transactions and balances

EUR million	Q1/2007	Q1/2006	Q1-Q4/2006
Sales to associated companies	15	14	61
Purchases from associated companies	103	86	448
Non-current receivables at end of period	—	4	—
Trade and other receivables at end of period	14	11	20
Trade and other payables at end of period	28	32	23

Key exchange rates for the euro at end of period

	31.3. 2007	31.12. 2006	30.9. 2006	30.6. 2006	31.3. 2006
USD	1.3318	1.3170	1.2660	1.2713	1.2104
CAD	1.5366	1.5281	1.4136	1.4132	1.4084
JPY	157.32	156.93	149.34	145.75	142.42
GBP	0.6798	0.6715	0.6777	0.6921	0.6964
SEK	9.3462	9.0404	9.2797	9.2385	9.4315

Basis of preparation

This unaudited financial report has been prepared in accordance with the accounting policies set out in International Accounting Standard 34 on Interim Financial Reporting and in the Group’s Annual Report for 2006. Income tax expense is recognised based on the best estimate of the weighted average annual income tax rate expected for the full financial year.

The Group has adopted the following standard:

IFRS 7 Financial Instruments: Disclosures, and a complementary amendment to IAS 1 Presentation of Financial Statements—Capital Disclosures, effective for annual periods beginning on or after 1 January 2007. IFRS 7 introduces new disclosures to improve the information about financial instruments. The amendment to IAS 1 introduces disclosures about how an entity manages its capital. Adoption of IFRS 7 and the amendment to IAS 1 will expand disclosures presented in the annual financial statements.

Calculation of key indicators

Return on equity, %:

(Profit before tax – income taxes) / Shareholders’ equity (average) x 100

Return on capital employed, %:

(Profit before tax + interest expenses and other financial expenses) /

(Balance sheet total – non-interest-bearing liabilities (average)) x 100

Earnings per share:

Profit for the period attributable to equity holders of parent company /

Adjusted average number of shares during the period excluding own shares

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding expectations for market growth and developments; expectations for growth and profitability; and statements preceded by “believes”, “expects”, “anticipates”, “foresees”, or similar expressions, are forward-looking statements. Since these statements are based on current plans, estimates and projections, they involve risks and uncertainties which may cause actual results to materially differ from those expressed in such forward-looking statements. Such factors include, but are not limited to: (1) operating factors such as continued success of manufacturing activities and the achievement of efficiencies therein, continued success of product development, acceptance of new products or services by the Group’s targeted customers, success of the existing and future collaboration arrangements, changes in business strategy or development plans or targets, changes in the degree of protection created by the Group’s patents and other intellectual property rights, the availability of capital on acceptable terms; (2) industry conditions, such as strength of product demand, intensity of competition, prevailing and future global market prices for the Group’s products and the pricing pressures thereto, financial condition of the customers and the competitors of the Group, the potential introduction of competing products and technologies by competitors; and (3) general economic conditions, such as rates of economic growth in the Group’s principal geographic markets or fluctuations in exchange and interest rates. For more detailed information about risk factors, see pages 15-17 of the company’s annual report 2006.

UPM-Kymmene Corporation

Pirkko Harrela

Executive Vice President, Corporate Communications

DISTRIBUTION

Helsinki Exchanges

New York Stock Exchange

Main media

www.upm-kymmene.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UPM-KYMMENE CORPORATION

Date: April 24, 2007	By:	/s/ Jyrki Salo
Jyrki Salo
Executive Vice President and CFO

By:	/s/ Olavi Kauppila
Olavi Kauppila
Senior Vice President, Investor Relations